

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 8, 2009

<u>Via U.S. Mail</u>

Katherine Adkins, Esq.
Toyota Auto Finance Receivables LLC
c/o Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, CA 90501

Re: Toyota Auto Finance Receivables LLC
   Amendment No. 1 to Registration Statement on Form S-3
   Filed May 29, 2009
   File No. 333-159170

Dear Ms. Adkins:

   We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *two* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Cover Page

4. Please add the section for that indicates what category of filer you are and check the appropriate box. Refer to Form S-3.

Prospectus Supplement

General

5. Please provide bracketed language in the prospectus supplement to indicate that you will provide disclosure regarding any originators that will underwrite 10% or more of the pool assets, if applicable. Refer to Item 1110 of Regulation AB.

Cover Page

6. We note your disclosure on the cover page that information may differ between the prospectus and the accompanying prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please delete or revise accordingly.

7. Please revise the statement in the box on the left-hand side regarding obligations of the notes to ensure that it accurately reflects the language under Item 1102(d)

of Regulation AB. In this regard, please clarify that the notes represent the obligations of the issuing entity.

Summary

Revolving Period, page S-9

8. We note the disclosure on page 54 that the prospectus supplement may include factors that would trigger an early termination of the revolving period. Please provide bracketed disclosure here outlining what potential factors could trigger early termination of the revolving period. Further, provide information regarding any change in the amortization period following an early termination.

TALF Eligibility, S-20

9. We note your disclosure here and throughout the prospectus supplement regarding your potential participation in TALF. Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Revise your disclosure to define the term "eligible collateral," as such term is defined pursuant to TALF, and describe the basis for your belief that the notes could meet this criteria.

TALF Risk Factor, page S-23

10. Please expand your bracketed disclosure regarding TALF risk factors. Your risk factor discussion should include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits and deadlines for TALF funding.

The Issuing Entity, page S-34

11. The last sentence on page S-34 and Section 3.13 of the Indenture state that the issuing entity is prohibited from borrowing money or incurring liability other than with the issue of the notes being registered. This appears to conflict with the ability to enter into a revolving liquidity note or facility with Toyota Motor Credit Corporation. Please advise us as to how this apparent inconsistency is not an issue or revise to reconcile the disclosures.

The Sponsor, Administrator and Servicer, page S-36

12. We note your disclosure that the servicer may delegate servicing responsibilities to third parties or affiliates. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB. Provide

information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB.

13. Furthermore, confirm that you will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K.

The Receivables Pool, page S-37

14. Please revise to disclose when you intend to provide statistical information for the final asset pool. Also, confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

15. Please add tabular disclosures with respect to the asset pool to reflect i) the amortization periods, ii) original balances of the loans, and iii) any capitalized or uncapitalized accrued interest in the receivables pool as of the statistical cutoff date, as applicable. If not applicable, please tell us why the information would not be material to an investor. Refer to Item 1111(b) of Regulation AB.

Description of the Notes, page S-52

16. Please add a separately-captioned subsection to provide a detailed description of how any losses will be allocated.

Additional Credit Enhancement, page S-61

17. Please add to this bracketed disclosure that you will provide the financial information required by Item 1114(b)(2)(ii) to the extent any credit enhancement provider is liable or contingently liable to provide payments representing 20% or more of the cash flow. Provide similar disclosure for providers of derivative instruments that have a significance percentage greater than 20% pursuant to Item 1115(b)(2).

Fees and Expenses, page S-66

18. Please expand the fees and expenses table to reflect all itemized expenses and fees that will be paid out of the cash flows. If all of the various fees are to be paid out of a single servicing fee, please provide a detailed breakdown of what percentage each party will receive in the distributions. We suggest providing footnotes to the servicing fee to provide a comprehensive picture of where the fees and expenses of the servicer will be allocated. Please refer to Item 1113(c) of Regulation AB.

19. We note that in several places you have disclosed the servicer's fee as a determined percentage. For examples, see pages S-48 and S-61. In other areas,

such as in the fee table, you have instead provided a bracketed disclosure without a determined percentage. Please revise for consistency or advise.

Annex C

20. Please include the form of the TALF Certification as Annex C and confirm that the finalized certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Base Prospectus

Underwriting of Motor Vehicle Retail Installment Sales Contracts, page 28

21. We note that you may adjust the underwriting standards of Toyota Motor Capital Corporation based upon external economic market conditions, credit loss, delinquency experience, market factors or other factors. Please revise to provide bracketed disclosure to indicate that you will provide adjusted underwriting standards, if applicable.

22. If exceptions may be made to the underwriting criteria, please revise to disclose the types of exceptions that may arise. Also, revise your prospectus supplement to indicate that you will provide statistical disclosure regarding any exceptions.

Where You Can Find More Information About Your Securities, page 33

23. Please revise the depositor's file number on page 34 to disclose the file number assigned to this registration statement.

Static Pool Data, page 35

24. We note that you may decide to provide static pool data on an Internet Web site. If you intend to disclose the information required by Item 1105 of Regulation AB on an Internet Web site, please disclose your intention here and provide the specific Internet address where the information is posted.

The Receivables Pools, page 35

25. We note the selection criteria for receivables in the third paragraph on page 36. Please revise to disclose whether delinquent assets may be included in the pool. If so, please provide delinquency tables in your prospectus supplement. We also note your disclosure on the bottom of page S-39.

Indexed Securities, page 53

26. It appears here and in a risk factor on page 23 that you contemplate calculation of principal and/or interest on the securities based upon changes in the price of currencies, commodities, indexes of currencies or commodities and other indexes. Please note that basing payments of principal and interest on factors other than the performance of the underlying assets would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Collections, page 67

27. Please revise to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections and provide proper payments. We note the catch-all term "other security" in the third paragraph. Please revise.

TMCC Demand Notes, page 80

28. Please revise this section to provide disclosure indicating that you will comply with all of the requirements of Rule 190(b) under the Securities Act.

29. In this regard, make corresponding changes to the plan of distribution and underwriting sections, as applicable.

Certain State Tax Consequences, page 94

30. Please revise the first sentence in the second paragraph under this section on page 94 to remove the disclaimer that the tax discussion is "for general information only."

Exhibit 5.1

31. We note that you assume "that the terms of such Notes are otherwise in compliance with applicable law." Please remove this assumption and revise to provide a legal opinion based on current law.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Spitzer at (202) 551-3227. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Reed Auerbach, Esq.
        Via Facsimile (917) 777-4299